UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

VIGOR SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Eric Jung

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

Damien R. Zoubek

Jenny Hochenberg

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,648,724,897.50	$863,004.49***

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (a) 119,029,280 outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Momenta Pharmaceuticals, Inc. (“Momenta”) multiplied by $52.50, the offer price per Share (the “Offer Price”), (b) 5,783,559 Shares issuable pursuant to outstanding stock options multiplied by the Offer Price, (c) 1,821,310 Shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the Offer Price and (d) 8,230 Shares estimated to be subject to issuance pursuant to Momenta’s 2004 Employee Stock Purchase Plan multiplied by the Offer Price. The calculation of the filing fee is based on information provided by Momenta as of August 21, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction valuation by 0.0001298.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $863,004.49	Filing Party: Johnson & Johnson and Vigor Sub, Inc.

Form or Registration No.: Schedule TO	Date Filed: September 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020, by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 2, 2020 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 11. Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“On September 2, 2020, a purported stockholder of Momenta filed a complaint in the United States District Court for the District of Delaware against Momenta and its directors, captioned Elaine Wang v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01175-UNA. The complaint names as defendants Momenta and each member of the Momenta Board. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act and (c) each member of the Momenta Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. Momenta believes the claims asserted in the complaint are without merit.

Additional complaints may be filed against Momenta, the Momenta Board, Johnson & Johnson and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Johnson & Johnson and Purchaser will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By	/s/ Eric Jung
Name: Eric Jung
Title: Assistant Secretary
Date: September 4, 2020
VIGOR SUB, INC.
By	/s/ Susan Hohenleitner
Name: Susan Hohenleitner
Title: President and Chief Executive Officer
Date: September 4, 2020